EAGLE BANCORP MONTANA, INC.

1400 Prospect Avenue

Helena, Montana 59601

April 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Eagle Bancorp Montana, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-263697) (the “Registration Statement”)—Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, effective under the Securities Act at 10:00 a.m., Eastern Daylight Time, on Friday, April 22, 2022, or as soon as possible thereafter.

Should you have any questions regarding this request, please do not hesitate to contact Jeffrey D. Haas at (202) 469-5192, of Holland & Knight LLP, with any further comments or questions. Please also notify Mr. Haas when this request for acceleration has been granted.

Very truly yours,

Eagle Bancorp Montana, Inc.

By:	/s/ Peter J. Johnson
Name:	Peter J. Johnson
Title:	Chief Executive Officer